Exhibit 99.4

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II)WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

Fair Market Value Appraisal: Internal Use

Client

Series 517, a series of Masterworks Vault 4, LLC

Intended User

Masterworks Administrative Services, LLC on behalf of the above-named Client.

Intended Use

To determine fair market value as outlined in the Scope of Work.

Effective Date of Valuation

October 15, 2025

Date of Report

October 23, 2025

TABLE OF CONTENTS

Certification	2
About Masterworks	3
Scope of Work	3
Definition of Value	4
Method of Research	4
Method of Examination	4
Assignment Conditions	4
Approach to Value	5
Opinion of Value	5
Global Art Market Overview	6
Subject Artwork	11
Fair Market Value	11
Artist Background	12
Valuation Narrative	12
Comparable Sales	13
Sources of Data	14
Statements and Disclosures	15
Appraisal Terminology and Definitions	16

Fair Market Value Appraisal for Use by Masterworks Administrative Services, LLC
Effective Date of Valuation: October 15, 2025	Page 1

Certification

I certify that, to the best of my knowledge and belief:

●	The statements of fact contained in this Appraisal Report are true and correct.
●	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, impartial, and unbiased professional analyses, opinions and conclusions.
●	In my role at Masterworks Administrative Services, LLC, I provide on-going valuation and consultation regarding the Masterworks Portfolio; in this context, I frequently perform an initial review of the Artwork prior to its acquisition by Masterworks.
●	I am an employee of Masterworks Administrative Services, LLC, which serves as the administrator to the owner of the Artwork. Masterworks Administrative Services, LLC receives revenue for the administration of the Artwork and, its affiliate, Masterworks Gallery, LLC holds a financial interest in the corporate entity that owns the Artwork. However, I have no direct personal interest or bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
●	My engagement in this assignment was not contingent upon developing or reporting predetermined results.
●	My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of Masterworks, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
●	My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.
●	The property that is the subject of this report was inspected by a member of the Masterworks’ Acquisitions team and/or Appraisal team; in the event that I did not personally inspect the artwork, I relied on information, including photographs and other documentation, supplied by both the seller and the Masterworks team member who conducted the inspection.
●	I received personal property appraisal assistance from Jessica Maliszewski, Senior Appraiser, who assisted with research and appraisal development.

Abigail Athanasopoulos
Director of Appraisals
Masterworks Administrative Services, LLC

Fair Market Value Appraisal for Use by Masterworks Administrative Services, LLC
Effective Date of Valuation: October 15, 2025	Page 2

About Masterworks

Masterworks Administrative Services, LLC acts as manager for individual Delaware LLCs that own, through a segregated portfolio of Masterworks Cayman SPC, a single artwork as its sole investment which have been offered and sold as securities pursuant to an exemption from registration under Rule 251(a)(2) of Regulation A under the Securities Act of 1933. For the purposes of this Appraisal Report only, and unless otherwise indicated in a specific instance, this organizational structure shall be referred to as “Masterworks.”

Scope of Work

The following appraisal report (“Appraisal Report”) was prepared to conclude the Fair Market Value of the subject artwork (the “Artwork”) prior to acquisition. This Appraisal Report is not valid for any other purpose. Values stated may not reflect additional expenses which might be incurred should the Artwork be sold such as advertising costs, or shipping. For the avoidance of doubt, this Appraisal Report shall not be construed as providing investment advice or be relied upon by those making investment decisions. Given the volume of transactions, internally compiled intelligence and qualified personnel, among other items, Masterworks believes it is well-positioned to appraise artworks in the Masterworks Portfolio. This appraisal was prepared in accordance with the 2024-2025 Uniform Standards of Professional Appraisal Practice (“USPAP”) developed by the Appraisal Standards Board of the Appraisal Foundation, by a USPAP-compliant appraiser from the Masterworks Appraiser(s). It is noted that there are potential conflicts of interest given that all Masterworks Appraiser(s) are employees of Masterworks, and Masterworks retains an ownership and other pecuniary interests in the Artwork. This valuation is valid as of the Effective Date, and does not take into account any sales of comparable works or market movement that occur after the Effective Date.

The Artwork is owned by Series 517, a series of Masterworks Vault 4, LLC, and this Appraisal Report is intended for use by Series 517, a series of Masterworks Vault 4, LLC, and its subsidiaries (collectively referred to as Series 517). The Appraisal Report has been prepared by the Masterworks Appraiser(s) on behalf of Masterworks Administrative Services, LLC in its capacity as administrator to Series 517, a series of Masterworks Vault 4, LLC.

Fair Market Value Appraisal for Use by Masterworks Administrative Services, LLC
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Definition of Value

The definition of fair market value is set forth in IRS Section 1.170 and 20.2031-1 which states that: “The Fair Market Value is the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts.” (According to Technical Advisory Memorandum [TAM] 9235005 [May 27, 1992], fair market value should include the buyer’s premium) 20.2031 (b) continues “the fair market value of an item of property includible in the decedent’s gross estate is not to be determined by a forced sale price. Nor is the fair market value of an item of property to be determined by the sale price of that item in a market other than that in which such item is commonly sold to the public, taking into account the location of the item wherever appropriate.”

Method of Research

In preparing this Appraisal Report, research was conducted in the Masterworks offices. The offices are equipped with an extensive library relevant to the artworks held in the Masterworks’ collection. Research involved but was not limited to: i) detailed research of comparable transactions occurring at public auction via third-party, on-line artwork-focused databases including artprice and artnet; ii) review of an internal database of similar works and works by the same artists that have been previously offered to Masterworks for purchase; iii) review of historical market trends within the specific artist market, the market for similar (or comparable) artwork based on internally-compiled market indices, and the broader art market; iv) review of past condition reports, photos, previous appraisals, sales transactions, auction catalogues and other documentation related to the Artwork; iv) review of general art market intelligence and observations acquired by Masterworks through the attendance of auction previews, art fairs exhibiting comparable works, gallery and museum exhibitions and v) art historical research pertaining to the artist and the subject artwork using Masterworks’ Reference Library and resources available at the New York Public Library, the Metropolitan Museum of Art’s Watson Library and the Frick’s Art Reference Library among others. Sources for art market data include third-party online transaction databases, physical auction catalogues, sales (or offers) made to Masterworks by dealers and other general market observations and intelligence.

Method of Examination

The Artwork was last physically inspected by a representative for Masterworks on October 22, 2025, with the most recent condition report issued on October 22, 2025; it is assumed that the artwork has sustained no visible apparent change in its condition since that time.

Assignment Conditions

During the development of this Appraisal and preparation of this Appraisal Report, the Masterworks Appraiser(s) relied on photographs and descriptions of the Artwork retained in Masterworks’ collection files to confirm the work’s physical characteristics. Relevant information regarding comparable sales is included in this report or, in the case of confidential private sale data, maintained in the Masterworks Appraiser(s)’work file at the offices of Masterworks. The Masterworks Appraiser(s) may not have personally examined the comparable works referenced in the Appraisal Report, and thus relied on the information available through online databases, auction catalogues, private dealers and/or galleries. Not all comparables have current condition reports for review.

●	Extraordinary Assumptions: An extraordinary assumption is defined by USPAP as “an assumption, directly related to a specific assignment, as of the effective date of the assignment results, which, if found to be false, could alter the appraiser’s opinions or conclusions.” The appraised value assumes the clear title, good condition, and authenticity. While members of Masterworks may have viewed the work prior to acquisition by Masterworks, the Masterworks Appraiser(s) did not inspect the property in person during the preparation of this report, and thus relied solely on images and descriptions retained in Masterworks’ files and assumed this information to be accurate. The Masterworks Appraiser(s) may not have been able to examine the comparable works used for this assignment and thus relied on information available through online databases, auction catalogues, private dealers and or galleries. When no condition report was available for comparable works, the object is assumed to be in good condition.

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●	Hypothetical Conditions: A hypothetical condition is defined by USPAP as “a condition, directly related to a specific assignment, which is contrary to what is known by the appraiser to exist on the effective date of the assignment results but is used for the purpose of analysis.” No hypothetical conditions have been applied to this Appraisal Report.
●	Limiting Conditions: The following Limiting Conditions exist in this assignment. Such conditions may limit the appraisers’ expertise in specific areas as well as the perceived responsibilities of the assignment. Some are also considered to be Extraordinary Assumptions and were taken by the appraiser as facts. If these Limitations and Extraordinary Assumptions are found to be untrue, the appraiser’s opinions, including the opinions of value may be affected.

○	The Appraisal Report is limited in that the appraiser is not an authenticator. This is also considered an Extraordinary Assumption as they assume the work is authentic.

○	This Appraisal Report is limited in that the appraiser is not a conservator. As such, they did not prepare a professional condition report for the subject work. This is also considered an Extraordinary Assumption as they assume the work is in good condition.

Approach to Value

The Artwork was evaluated based on the “Sales Comparison Approach.” This method of valuation involves analysis of recent sales involving similar objects, also referred to as comparable sales, which have sold within the market that is most common for each object. In the context of the Artwork, comparable sales generally include sales of other artwork (or the Artwork itself) created by the same artist, with similar dimensions, creation period range and subject matter as the Artwork. Comparable sales may have taken place at public auction or in private sales, if such private sales information is verifiable. The Appraisers may adjust the valuation of the Artwork, otherwise derived from past comparable sales, based on a historical price appreciation benchmark for similar works by the artist or the artist’s market overall.

The “Income Approach” and the “Cost Approach” were also considered for this appraisal. While the subject work is an income producing asset, such income is not part of the scope of the assignment and thus the “Income Approach” was not applied. The “Cost Approach” was also considered and since its application was not relevant to the assignment’s scope of work, it was not applied.

Opinion of Value

The value expressed herein is based on the Masterworks Appraiser(s)’ best judgment and opinion. This value is not a representation or warranty that the item will realize this value if offered for sale in an appropriate market. The value expressed is based on current information on the date the Appraisal Report was made. No opinion is expressed as to any past value, nor, unless otherwise expressly stated, as to any future value.

Fair Market Value Appraisal for Use by Masterworks Administrative Services, LLC
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Global Art Market Overview

The most recent major shift in the art market occurred in 2020, which proved to be a truly unprecedented year across sectors, when the COVID-19 health crisis began in the first quarter, prompting global shutdowns and social distancing efforts. According to the 2021 Art Basel and UBS annual report, global art sales only reached $50.1 billion in 2020, a 22% decrease from 2019, but still above the 2009 recession low. The US market retained its position as the leader and driver of sales, with a 42% share, followed by Greater China and the United Kingdom, each with approximately 20%. The COVID pandemic forced auction houses, galleries and art fairs to abandon in-person activity, which accelerated digital initiatives. McAndrew notes that online art sales doubled in value from 2019, reaching a record high of $12.4 billion (a 25% share of the market’s total value) in 2020.

2021 saw the continuation of the pandemic-related challenges, yet according to Dr. McAndrew’s 2022 Art Basel and UBS annual report, the global art market recovered strongly, with total turnover (including both auction and private market sales) reaching an estimated $65.1 billion, up 29% from 2020, with values surpassing pre-pandemic levels in 2019. McAndrew states that all segments in the art market grew in 2021, but the auction sector in particular achieved strong results: public auction sales increased by 47% while private sales brokered by auction houses were up just over one third from the previous year. The private market also ended the year well, with 18% growth year-on-year. The US market retained its dominant market share, with 43% worldwide sales by value (an increase of 33% from 2020). Greater China came in second with 20% (up 35% from the previous year), and the United Kingdom rounded out the top three with 17% market share (an increase of 14% from 2020).

Dr. McAndrew’s 2023 Art Basel and UBS annual report indicates that the Global Art Market continued to strengthen in 2022, up 3% from the previous year to an estimated $67.8 billion (the second highest year on record following closely behind 2014’s $68.2 billion). Unlike in 2021, however, there was greater variance in performance by sector, region, and price resulting in a less pronounced growth rate overall. Compared to the 19% growth in sales during 2021, 2022 saw only a 1% growth (up to $37.8 million from $37.3 million the previous year), which was most acutely observed in the higher end of the market. While public auction sales decreased in 2022 by 1% to $26.8 billion, the segment of the market for paintings trading at $10 million and higher increased, and the dealer sector grew by 7%. The US continued to dominate, with its market share by value increasing by 2% to 45%. The United Kingdom moved into second place at 18%, while Greater China’s share decreased to 17%. The US art market continued to grow in 2022 with an 8% increase from 2021 to $30.2 billion (its highest level to date), due largely to fervent activity at top tier auction sales.

In 2023, the Global Art Market softened, falling 4% from 2022 to an estimated $65 billion, primarily the result of fewer sales at the top end of the market; however, while the dollar amount decreased, the number of transactions increased by 4% to 39.4 million (primarily in the lower price levels). Auction houses experienced a greater decrease in sales compared to dealers (7% vs. 3%), although private auction sales increased by 2%. The US continues to lead, accounting for 42% of sales, which was down by 3%, with China (19%), the UK (17%), and France (7%) following in the second, third and fourth spots. Following its record high in 2022 of $30.2 million, the US market declined by 10% in 2023 to $27.2 billion (presumably due in large part to the decline in sales in the higher price points). Online sales continued to increase in 2023, up 7% to $11.8 billion, although the highest priced artworks continued to be traded primarily offline.

In the first half of 2024, the art market continued to soften globally with total auction sales (at Christie’s, Sotheby’s and Phillips) down by 27% compared to the same period in 2023 ($4.25 billion from $5.81 billion), and falling to the second lowest level in the last 10 years (behind H1 2020 during the COVID-19 outbreak). In individual sectors the Impressionist and Modern market was down by 30.6%, and the PWC market down by 25.2% from the previous year. The global market share at auction was once again led by New York (50.1%), followed by London (18.5%) and Hong Kong (16.8%), despite aggregate totals declining in each from the prior year. Paris remained in fourth position, and was the only city in the top four to show positive growth in H1 2024, increasing by 12.5% from the same period in 2023 (to a total market share of 7.5% in 2024 up from 4.9% the year prior) - likely due largely to Paris’ increasing profile in Europe post-Brexit. Despite softening sales, the global auction turnover by lots has continued to remain stable (with the number of lots sold only decreasing by 2.3% from year-on-year), and with the sell-through rate increasing from 83.7% in H1 2023 to 85.6% in H1 2024, as well as notable records still being achieved by works of quality. Leonara Carrington set a new top auction record at Sotheby’s New York in May that was over ten times her previous high (when “Les Distractions de Dagobert” (1945) sold for $28,485,000 at more than double its high presale estimate), and artists such as Grace Hartigan, Elizabeth Peyton, Lynette Yiadom-Boakye, and Martin Wong all setting new records in their top two lots.

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The close of 2024 saw an overall decline in the art market across all sectors, with auction sales totaling $4.1 billion (at Christie’s, Sotheby’s & Phillips), reflecting a 29.3% decrease overall from 2023 and a 47.9% decrease from 2022; the market for Ultra-Contemporary art was down 49.5%, Contemporary art was down 26% and Post-War art was down 20% from the previous year. While the market overall continued to contract, the number of young artists entering the market increased, suggesting continued demand within this sector; additionally, there was a strong demand for Pop Art and Surrealism (particularly women Surrealist artists, who saw a 166.8% rise in sales despite an overall decline for female artists of 33.2%) within the Post War and Modern sectors. New York continued to maintain the lion’s share of the global art market (though down slightly from 62.8% to 61.5%), trailed by London (up from 19.4% to 21.4%) and Hong Kong (down from 11.5% to 10.8%).

Overall, 2024 marked the second year of an ongoing softening in the Global Art Market, with a further aggregate decline of 12% year-on-year to an estimated total of $57.5 billion globally (at a level that has not been seen since pre-pandemic in 2016). This decline was experienced both in the public and private sectors (with public auction sales down by 25% and dealer sales by 6%), and largely due to a continued thinning at the top end of the market, with the lower end of the market showing better stability and helping to fuel an increase in transaction volume - growing by 3% year-on-year to $40.5m in 2024. The Post-War and Contemporary Market remained the biggest sector of the Global Art Market at 52% and Modern Art as the second largest with a 25% share. Overall, the U.S. also maintained its position with the highest global market share (by value) at 43% (declining 9% year-on-year to $24.8 billion), while the U.K. reclaimed its position as the second largest at 18% (down 5% year-on-year to $10.4 billion), and China (including mainland and Hong Kong) fell to third at 15% (although increasing by 9% year-on-year to a $12.2 billion total, which had steeply declined in recent years due to extensive Covid-19 lockdowns in China in 2022). France remained in fourth position at 7% (declining 10% year-on-year to $4.2 billion).

According to the mid-year ArtTactic report for 2025, global auction sales (at Christie’s, Sotheby’s and Phillips) continued their ongoing market correction in the first half of the year experiencing a 6.2% decline from the same period last year. In individual sectors, Post-War and Contemporary Art was still the largest but declined a further 19.3% year-on-year to $1.22 billion, with Impressionist and Modern Art again following at $989.5 million (down 7.7% year-on-year).

Post-War & Contemporary Art Auction Market

PWC, together with the Modern art sectors, continues to constitute the largest portion of the global auction market, a claim firmly held since 2011. During 2023, the PWC sector alone accounted for 53% of total global art sales by value, a 1% decrease from 2022, and 55% by volume, down by 3% year-on-year. Total sales for the sector reached $6.5 billion in 2023, representing a fall of 16% from 2022, with the total number of lots also decreasing by 3% year-on-year. The United States maintained its position as the largest center worldwide for PWC sales (47%), followed by Greater China (24%) and the United Kingdom (13%). While the bulk of the transactions by volume (93%) in the sector sold at lower price levels ($50,000 and below), works priced in excess of $1 million accounted for the majority of value in 2023 (55%). This proves once again that top examples achieve top prices. The highest-priced lots sold predominately in New York and the major auction houses dominated, with Christie’s and Sotheby’s accounting for 61% of total sales values. In 2023, works by living artists represented 59% of lots sold at auction in the PWC sector. Furthermore, living artists constituted 49% of the value of the market, a 2% year-on-year increase.

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Effective Date of Valuation: October 15, 2025	Page 7

In 2023, the US remained the largest market by region in this sector, with shares of 47% (down by 1% from 2022). The market for ‘ultra-contemporary’ artists has also eased since its peak in 2021, but remained robust with notable sale prices at auction for such artists as Matthew Wong (1984-2019), Nicolas Party (b. 1980), and Avery Singer (b. 1987). After experiencing a significant decline in value (nearly one third) during the pandemic, the US PWC market witnessed a strong recovery in 2021, doubling its size. This growth continued into 2022; however, in 2023, sales declined by 19% to 3.1 billion, attributed partly to the slower turnover at the high end of the market. 93% of artworks in this sector were priced below $50,000, and artworks over $1,000,000 accounted for 55% of total value. The total number of lots sold in this segment decreased by 3% compared to 2022, with total value decreasing by 1%.

In 2023, the year started off slow, but acquired some traction with the PWC sales in February and March at Christie’s, Sotheby’s, and Phillip’s. Christie’s 20th/21st Century Evening Sale in London (February 28, 2023) totaled $137 million (exceeding the low estimate of $122 million) with a 91% sell-thru rate and top prices achieved by Cecily Brown (b. 1969) and Liu Ye (b. 1964). Sotheby’s Modern & Contemporary Art Evening Auction on March 1, 2023 brought in approximately $165 million with 83% sold by lot with top prices achieved by Pablo Picasso (1881-1973) and Gerhard Richter (b. 1932). Phillips’ 20th Century & Contemporary Art Evening Sale in London (March 2, 2023) brought in approximately $24.5 million (low estimate of $18.9 million) with 100% of lots sold, with top sales occurring for ultra contemporary artists, including Cecily Brown, that are hard to source in the primary market. Sotheby’s 50th anniversary evening sales in Hong Kong made a combined $194 million with 87% of lots sold; the Modern sale made $59.2 million (89.5% of lots sold) and the Contemporary sale made $86 million (95.3% of lots sold). Although the general sense was that attendance was low and prices weren’t quite as robust as the auction houses had hoped, this is not uncommon for these “mid-season” sales.

At the New York PWC Marquee sales in May 2023, sales were largely around or slightly above low estimates, with Christie’s evening and day sales totaling $922.2 million (with a sell-through rate of 89% by lot and 102% hammer against low estimate), followed by Sotheby’s at $799.2 million (with 82.6% to 88.3% of lots sold), and Phillips at $108.3 million (with only one evening and day sale). ArtTactic, the London-based art analysis firm, reported that the overall 2023 May evening sales at the three major auction houses (Christie’s, Sotheby’s and Phillips) were down by 42% from the previous year to $1.2 billion, though this can largely be attributed to May 2022 results inclusion of Christie’s marquee sale of the collection of Paul Allen that totaled $1.6 billion alone. Despite an overall softening market, top results were still achieved for quality works in May. Barkley Hendricks’ “Stanley” (1971) set a new top record for the artist selling for $6,100,000 at Christie’s sale of the Gerald Fineberg Collection Part I; and Jean-Michel Basquiat’s monumental triptych “El Gran Espectaculo” (1983), set the artist’s fourth highest auction record to date selling at Christie’s for $67,110,000.

The November New York PWC Marquee sales continued to indicate an overall softening of the art market in 2023; several blue chip works hammered at or below the low estimates (including significant works by Jean-Michel Basquiat, Cy Twombly, and Ed Ruscha), 17 artworks were withdrawn, and 11 works were bought-in. Of the total lots offered across the three major auction houses at Sotheby’s, Christie’s and Phillips (284 lots), 65.6% sold below the pre-sale mid-estimate, and just 31.9% sold above the pre-sale mid-estimate.

Following difficult spring and early autumn sales in Hong Kong and London, the November PWC sales did exhibit some positive signs of recovery in the market - November sales were down by just 36.1% from the same period in 2022 and opposed to 42% in May. Evening sales at Sotheby’s, Christie’s and Phillips totaled $1.56 billion (just above the total low pre-sale estimate of $1.51 billion), and came in 29.8% higher than May. More conservative auction estimates also helped to propel an overall sell-through rate of 98.9% across all auctions (up from 94.5% of the same period in 2022).

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Despite an overall softening of the market, bright spots included several records set by ultra contemporary artists, as well as a number of notable achievements in the PWC and Modern markets. On November 8, at Sotheby’s evening sale of the Emily Fisher Landau Collection, Pablo Picasso’s “Femme à la montre” (1932), achieved the second highest record for the artist selling at $139,363,500, followed by a new record for Agnes Martin with “Grey Stone II” (1961), an important early work, selling at $18,718,500.

At Sotheby’s Contemporary Evening auction, on the 15th of November, a new record was set for Barkley Hendricks with the double-portrait, “Yocks” (1975), achieving $8,377,500 and surpassing the artist’s record set in May of this year; further, a monumental late Joan Mitchell achieved the artist’s second record at auction (and for the season) with “Sunflowers” (1990/91), selling for $27,910,500. Prior to this, at Christie’s 20th Century Evening Sale, on November 9, the new high record for Joan Mitchell was set by “Untitled” (c. 1959), an important early work selling for nearly $30 million (at $29,160,000).

In the first half of 2024, the PWC market continued to soften, down 25.2% from the previous year totaling just $1.43 billion (in the top three auction houses: Christie’s, Sotheby’s and Phillips). The top end of the market in particular became more selective, with lots selling over $10 million decreasing by 30% from the same period in 2023 (in the overall market), and no sales in the over $50 million bracket, presumably due to the reluctance of collectors to sell high-end works in a softening market.

Spring sales in Hong Kong at the three major auction houses were down by 39.6% from the previous year, and 23.3% from the fall season in 2023. On aggregate it was the lowest Spring sales in Hong Kong since 2017 - totaling approximately $169.4 million against a presale estimate of $186.6 million. By volume there was a 33.8% reduction in lots from the previous year, 13 works were withdrawn, and at the high end there was a 42.2% drop year-on-year in lots selling above HK$10 million (or $1 million USD). The highest sale was achieved at Phillips Hong Kong when “Native Carrying Some Guns, Bibles, Amorites on Safari” (1982) hammered just below its low estimate to sell for the HKD equivalent of $12,626,133.

By May 2024, during the New York Marquee sales, the market indicated it was in a definitive reset - estimates were being set increasingly more attractively (i.e. lower) by auction houses, and a majority of lots continued to hammer at or just above their low pre-sale estimates. Sales at the top three houses hit its lowest level since 2020 totaling $937.3 million against a pre-sale low estimate of $934.2 million (22.2% down year-on-year). At the top end, in the above $10 million segment, 24 lots sold in 2024 compared to 29 lots in 2023 (and to the 46 lots sold in the same period at 2022 when the market was at its most recent peak); on aggregate this segment totaled $466.9 million in 2024, down by 24.8% or $620.8 million in 2023. On May 14, 2024, at Phillips Modern & Contemporary Art Evening Sale, the most expensive work of the season sold when a monumental Jean-Michel Basquiat painting, which was fresh to the market and from his most seminal year, “Untitled (Elmar)” (1982) sold for $46,479,000 (hammering just above its low pre-sale estimate). Overall, despite a softening market, third party guarantees (105 out of 117 total lots were backed by third parties at Christie’s and Sotheby’s May sales) contributed to an overall sell-through rate of 93.9%, and, despite fewer high-end works being offered, works of quality still achieved some of the top results.

Continuing on Joan Mitchell’s success from the fall sales, at Sotheby’s New York’s Contemporary Evening Auction, on May 13, 2024, four paintings by the artist were offered (from four different periods and varying in size), led by a large-scale late 1960s work, “Noon” (1969), which outperformed its high pre-sale estimate (of $20,000,000) to sell for $22,615,400 including Buyer’s Premium, becoming the artist’s third highest record at auction. In that same sale, a very early pre-net by Yayoi Kusama, “The Pacific Ocean” (1958), sold over 3x its presale estimate of ($1m to $1.5mm) to sell for $4,658,000. At Christie’s New York 21st Century Evening Sale on May 14, 2024, Lynette Yiadom-Boakye’s painting “Black Allegiance to the Cunning” (2018) reached $2,954,000 (against a pres-ale estimate of $1,000,000 to $1,500,000), making it her second highest auction record to date. At the same sale, Martin Wong realized his new high record at auction when “Portrait of Mikey Piñero at Ridge Street and Stanton” (1985) sold for $1,623,000.

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Amidst an ongoing slowdown in Hong Kong sales over the course of the year, attributed largely to lower recent activity by mainland China collectors and specifically since COVID, by the mid-season sales in September, Christie’s was the only top auction house to hold a sale in Hong Kong. Sotheby’s, which opened their new Hong Kong headquarters earlier this year, opted to postpone its Modern and Contemporary Evening Auction that was initially scheduled for September 26th (the same day Christie’s inaugural sale was scheduled at their Hong Kong location) to early November (ultimately postponing the sale just under one week out) - the postponement was attributed to a difficulty in securing consignments, thin sales, and (possibly) the recent change to Sotheby’s fee structure.

At Christie’s combined 20th/21st Century Evening Sale at their new Hong Kong headquarters, sales results for 40 lots totaled $111.3 million (or HK$865.4 million) just above its low presale, with a 93% sell-through rate (up from 87.7% year-on-year). At the high end, in the above HK$10 million segment (or roughly $1 million USD), 15 lots sold with 8 selling within or at pre-sale estimates, and only two lots (a Monet and a van Gogh) selling in the above HK$100 million segment (or roughly $10 million USD). The two highest lots in Post-War and Contemporary Art were achieved by a monumental 1980s triptych by Zao Wou-Ki that hammered slightly above its low presale estimate to sell for $12,260,361 with Buyer’s Premium, and another monumental work by George Condo, “Prescription for the Clinically Normal” (2012) that hammered just below its low presale estimate to achieve $6,207,759 (and become the third high auction record for the artist).

Although there were signs of stability, the fall marquee sales that closed-out 2024 saw continued contraction, with total evening sales (across sectors) reaching $906 million, which marked a 42% decline compared to November 2023 (though only 3% decline from May 2024). However, 35% of lots exceeded their mid-estimates, which was up from 33% in November 2023. This fall also saw new auction records for paintings by Rene Magritte and Ed Ruscha, as well as a record sale for a work on paper by Basquiat. While there was growth in the under $1,000,000 sector, the market for artworks above $1mm declined from 199 lots in November 2023 to 146 lots, and only 18 lots (compared to 41 lots in November 2023 and 24 in May 2024) sold for over $10mm. Total revenue from lots selling for over $10mm was down year-to-year by 57%.

According to the mid-year ArtTactic report for 2025, global auction sales (at Christie’s, Sotheby’s and Phillips) in the Post-War and Contemporary Art sector declined 19.3% year-on-year (though remaining the largest market sector). All three auction houses also underperformed their pre-sale low estimates on aggregate (totalling just shy of $1 billion), and recorded their highest volume of guarantees (house or third party) at 72.9% in evening sales per lot in the PWC market (since ArtTactic began tracking this data in 2016); this overall increase in guarantees, coupled with somewhat still high estimates, and an ongoing market uncertainty (both in the art market and the global economy due to changing tariffs and other circumstances) did not boost market confidence.

The high end of the market in particular also continued its decline, with highly anticipated “trophy” lots at the New York May Marquee sales such as Andy Warhol’s “Big Electric Chair” being withdrawn (which was anticipated to sell for $30 million) from Christie’s just prior to the sale, and Alberto Giacometti’s bronze bust “Grande tête mince” being bought-in at Sotheby’s when it failed to meet its reserve of $70m. In the same May Marquee sales in 2023, 12 lots sold above the $20 million mark across Christie’s, Sotheby’s and Phillips; in 2024, only six lots were sold above this threshold, all at Christie’s, and nothing above the $50 million level.

Despite an overall sentiment of market uncertainty, some notable results were still achieved in the PWC market. At Sotheby’s New York Marquee sale, two 24 x 24 inch Andy Warhol paintings from the artist’s renowned Flowers series sold well-over their rather conservative pre-sale estimates (of $1m to $1.5m) to realize $3.8 and $4 million (becoming the second and third highest records for this series format). Also at Sotheby’s, Jean-Michel Basquiat achieved his second highest record for a work on paper with the sale of “Untitled” (1981) realizing $16.365 million (and following the new record for a work on paper at Christie’s in the fall of 2024 for $22.9m). Finally, at Christie’s New York Marquee sale, Marlene Dumas achieved a new high record sale when the monumental “Miss January” (1997) sold for $13.365 million, and falling just short of the record for a living female artist (set by a 2018 sale of a Jenny Saville work for $12.4 million which when adjusted for inflation is nearly $15.8 million).

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Effective Date of Valuation: October 15, 2025	Page 10

Subject Artwork

Alice Neel

Hubert Crehan and Sasha, 1962

Oil on canvas

42 x 32 in. (106.7 x 81.3 cm)

Signed on the lower left

Fair Market Value

$675,000

Location

Nino Mier Gallery, New York

Condition

Very Good

Provenance

Estate of the Artist, New York

Private Collection

Acquired from the above by Masterworks

Exhibition

New York, Whitney Museum of American Art, Alice Neel, February - March 1974

New York, Lévy Gorvy Dayan, The Human Situation: Marcia Marcus, Alice Neel, Sylvia Sleigh, April - June 2025

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Artist Background

Alice Neel (b. 1900, Merion Square, Pennsylvania, d. 1984, New York, New York) is considered one of the greatest portrait artists of the twentieth century. Born and raised in rural Pennsylvania, Neel attended the Philadelphia School of Design for Women (now Moore College of Art and Design), graduating in 1925. After a series of devastating experiences in her personal life, including the death of her first-born child, a divorce, and a deep depression, Neel settled in the Spanish Harlem neighborhood of New York City to pursue her art. She painted neighbors, friends, mothers, children, artists, poets, and activists in a bold, painterly style inspired by modern movements like German Expressionism and Urban Realism, particularly the work of Robert Henri. Neel’s socially conscious portraits are characterized by her subjects’ diversity and vulnerability as well as her direct approach to painting, which used painted black or blue outlines instead of a sketch. In 1970, she famously painted Andy Warhol with his eyes closed and shirtless, revealing the artist’s scarred torso and supportive corset due to his bullet wound from his murder attempt two years earlier. Although Neel painted at the height of Abstract Expressionism, she never veered away from her style of portraiture. At first, her resistance to the trends of the art world worked against her; however, her commitment to intimate portraiture became her strength by the 1970s. In 1974, the Whitney Museum of American Art organized the first major retrospective of the artist, which was quickly followed by a series of prominent survey exhibitions across the country. She received numerous honors and awards during her lifetime, including an honorary doctorate from Moore College of Art and Design and a National Women’s Caucus for Art award alongside Isabel Bishop, Louise Nevelson, and Georgia O’Keeffe, presented to her by President Jimmy Carter in 1979. Towards the end of her life, Neel spent more time visiting her daughter’s family in Vermont, lecturing at the Vermont Studio Center. Neel died of cancer on October 13, 1984, in her New York City apartment.

The Estate of Alice Neel is represented by David Zwirner Gallery, Victoria Miro Gallery, Xavier Hufkens Gallery, and Aurel Scheibler. Neel has been the subject of several retrospectives and survey exhibitions at international institutions, including the Whitney Museum of American Art in New York, the Walker Art Center in Minneapolis, the Museum of Fine Arts in Houston, the Moderna Museet Malmö in Sweden, the Ateneum Art Museum in Helsinki, the Foundation Vincent van Gogh in Arles, France, the Centre Pompidou in Paris, and the Munch Museum in Oslo. In 2021, her most recent retrospective, “Alice Neel: People Come First,” traveled to the Metropolitan Museum of Art in New York, the Guggenheim Museum Bilbao, and the de Young Museum in San Francisco. The retrospective’s rave reviews and high attendance led to a steady increase in the artist’s secondary market, achieving nine out of her top ten auction records since the exhibition’s opening in March 2021. The international reach of these exhibitions has also expanded her previously predominantly New York audience to include European and Asian collectors.

Valuation Narrative

“Hubert Crehan and Sasha” (1962), 42 x 32 inches, is a prime example of a double portrait by Alice Neel, executed in her expressive portrait painting style. Featuring a preliminary sketch for a different painting upside down in the background (and thus offering a special glimpse into Alice Neel’s artistic process), Neel regularly left the backgrounds of her portraits unfinished in order to focus the viewer’s attention on her sitting figures. She famously referred to herself as a “collector of souls,” meaning that she was more interested in representing the depth of her subjects’ personalities and relationships rather than representing a flattering image of their physical appearance. To this point, she encouraged her subjects to pose however felt most natural to them. Exhibited in Neel’s first museum retrospective, which took place at the Whitney Museum of American Art in 1974 and was an important catalyst in her career, the Artwork is a vertically-oriented portrait of Hubert Crehan, a painter and art critic who studied under Clyfford Still and went on to become managing editor of Arts Magazine and associate editor of Art News. He is pictured with his daughter Sasha as an infant, and both the man and the baby’s faces are fully developed; however, their bodies, clothing, and the background are intentionally unfinished to draw the viewer’s attention to their faces.

Portrait paintings by Neel are offered only sporadically through auction and many of these paintings have confirmed condition issues. Most recently, on September 30, 2025, a smaller and earlier painting with a fully-pigmented canvas depicting a three-quarter length view of a dark-haired young woman, “Dick Bagley’s Girlfriend” (1946), 30 x 16 inches, sold above its pre-sale estimate ($300,000-$500,000) through Christie’s, New York for $571,500; this strong sale result was in spite of the fact that this painting had a number of prominent condition issues, including lining, varnish and scattered losses/cracks. The next most recent sale of a related though slightly smaller painting occurred on May 12, 2023, when “Rachel Zurer” (1961), 39 x 26 inches, another fully painted three-quarter length portrait of a single woman (also with condition issues), sold through Christie’s, New York for $693,000. Finally, “Abe’s Grandchildren” (1964), 40.13 x 30 inches, which measures approximately the same size as the subject work and similarly depicts two figures (two young children, in this example) but is more fully-realized with a brighter color palette and a slightly more stylized treatment of form that is consistent with the artist’s later style, sold at Sotheby’s, New York for $1,066,800.

There has also been a relatively recent private sale of a comparable painting. In October 2024, another similarly sized painting, “Irma Seitz” (1963), 44 x 32 inches, sold through Xavier Hufkens at Art Basel Paris with an asking price of $1,200,000 (actual sale price undisclosed); while, compared to the subject work, the background of this example is similarly “unfinished,” it has a more commercial subject of a full-length female figure (the philanthropist and painter Irma Seitz) and communicates a far more polished execution.

The Fair Market Value of the Painting was determined in relation to the aforementioned paintings, with differences in scale, palette, subject, style and execution taken into consideration. Based on this information, it is the opinion of the appraisers that the Fair Market Value of the subject work is just below the 2023 auction sale price of “Rachel Zurer” (1961).

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Effective Date of Valuation: October 15, 2025	Page 12

Comparable Sales

Title: Dick Bagley’s Girlfriend

Year Made: 1946

Medium: Oil on canvas

Dimensions: 30 x 16 in.

Date of Sale: September 30, 2025

Sale Name: Post-War to Present

Sale Location: Christie’s, New York

Lot: 115

Estimate: $300,000-$500,000

Realized Price: $571,500

Title: Rachel Zurer

Year Made: 1961

Medium: Oil on canvas

Dimensions: 39 x 26 in.

Date of Sale: May 12, 2023

Sale Name: Post-War & Contemporary Art Day Sale

Sale Location: Christie’s, New York

Lot: 168

Estimate: $700,000-$900,000

Realized Price: $693,000

Title: Abe’s Grandchildren

Year Made: 1964

Medium: Oil on canvas

Dimensions: 40.13 x 30 in.

Date of Sale: March 9, 2023

Sale Name: Contemporary Curated

Sale Location: Sotheby’s, New York

Lot: 207

Estimate: $500,000-$700,000

Realized Price: $1,066,800

Title: Irma Seitz Year Made: 1963 Medium: Oil on canvas Dimensions: 44 x 32 in. Date of Sale: October 2024 Seller: Xavier Hufkens Asking price: $1,200,000 (confirmed sold)

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Sources of Data

Auction Houses: Christie’s, Sotheby’s, Phillips, Bonhams, Artcurial, SBI Art Auction, Mainichi Auction, Mallet Japan, China Guardian, Ketterer Kunst, Seoul Auction, iART Co.

Online Databases: Artprice, Artnet, AskArt, Mutual Art and the Baer Faxt Auction Database

Masterworks Appraisers Qualifications

Abigail Athanasopoulos, Director of Appraisals, is an Accredited Senior Appraiser with the American Society of Appraisers (ASA) and an Accredited Member of the International Society of Appraisers (ISA) with twenty (20) years of experience appraising fine art. Prior to her position with Masterworks, she was the Founder & Principal of Spectrum Appraisals, LLC, a comprehensive art appraisal and advisory firm providing clients with highly competent and unbiased fair market value and replacement value appraisals for a wide variety of intended uses. She previously worked as a senior appraiser and project manager for Appraisal Resource Associates, Inc., and a gallery associate at D. Wigmore Fine Art, New York; she has also recently served on ASA’s executive committee and is an active member of ArtTable (a professional organization dedicated to advancing the leadership of women in the visual arts). Ms. Athanasopoulos holds a B.A. in Art History from Wellesley College and has completed extensive coursework in Appraisal Studies through both NYU’s Appraisal Studies Program and Pratt Institute (in association with the American Society of Appraisers), from which she obtained a Certificate in Fine & Decorative Arts Appraisal Studies. She is “qualified” per IRS guidelines and is compliant with the Uniform Standards of Professional Appraisal Practice (USPAP) through January 2026.

Jessica Maliszewski, Senior Appraiser, is a Certified Member of the Appraisers Association of America (AAA) specializing in Post-War, Contemporary and Emerging Art. A member of the AAA for eight (8) years, Ms. Maliszewski is Uniform Standards of Professional Appraisal Practice (USPAP) compliant through June 2027, and presently serves on the Membership Committee. As a Fine Art Appraiser, she has completed appraisals for clients nationally and internationally for purposes of insurance, tax and estate planning, charitable donations, and equitable distribution. Though predominantly working in Post-War, Contemporary and Emerging Art since 2008, Ms. Maliszewski has further experience in valuing and cataloguing a wide variety of fine and decorative objects. In addition to her appraisal work, Ms. Maliszewski has twenty (20) years of experience in New York and London, working in collections management and research, and working for art consultancies, art fairs, museums, galleries, and artist studios. Ms. Maliszewski holds a B.A. with a concentration in Art History from Northeastern University, an M. Litt in the History of Art and Connoisseurship in Fine and Decorative Arts from Christie’s Education in London, and completed extensive coursework in appraisal studies through New York University’s Appraisal Studies Program and the Appraisers Association of America.

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Statements and Disclosures

This Appraisal Report consists of pages and must be presented in its entirety to be valid. This document is prepared solely for internal corporate and accounting purposes as described in the Scope of Work using the Sales Comparison approach to arrive at the Fair Market Value as of the stated effective valuation date. It is to be used solely by the intended users listed in this Appraisal Report for that purpose and can be relied upon by the intended user as described in the Scope of Work.

Unless otherwise stated herein, this Appraisal Report is based only on the readily apparent identity of the item appraised, and no further opinions or guarantee of authenticity, genuineness, attribution, or authorship is made. However, in appraising the subject property, the Masterworks Appraiser(s) found no reason to question the authenticity of the article, except as noted. To the knowledge of the Masterworks Appraiser(s), no laboratory testing has been performed on the subject property.

Unless otherwise stated herein, the appraised value is based on whole ownership and possessory interest undiminished by any liens, fractional interests or any other form of encumbrance or alienation.

This Appraisal Report is made at the request of the parties named for their use. The Appraisal Report is not an indication or certificate of title ownership. The identification of the interest of the requesting parties is simply represented to the Masterworks Appraiser(s) by such parties and no inquiry or investigation has been made nor is any opinion given as to the truth of such representation.

The value expressed herein reflects the professional judgment and opinion of the Masterworks Appraiser(s) and is not a representation or warranty that the item will realize that value if offered for sale at an auction or otherwise. The value expressed is based on current information on the assigned effective valuation date stated on the cover page of this report. No opinion is hereby expressed as to any future value, nor unless otherwise stated, as to any past value.

Masterworks is active in bidding in the auction market. If there is a sale of a work that Masterworks has purchased at public auction that qualifies as comparable to the Artwork, the comparable sale may be included in the comparable data set at the discretion of the Masterworks Appraiser(s), provided that the related party nature of the comparable sale will be noted in the appraisal.

The market level selected for this assignment is based on the subject property’s current use and alternative uses as relevant to the type and definition of value and the intended use of the Appraisal Report. As such, the Masterworks Appraiser(s) considered the most common marketplace(s) given the purpose of this appraisal assignment.

The Masterworks Appraiser(s) are not required to give testimony, be present in any court of law, or appear before any commission or board by reason of this Appraisal Report without reasonable prior notice. Should this report be challenged in any way, not limited to litigation, it is understood that the Masterworks Appraiser(s) are prepared to defend this Appraisal Report, if required. Appearance and testimony at deposition, trial, or alternative dispute resolution proceedings and the necessary preparations thereof are considered to be new and separate assignments.

Possession of this Appraisal Report, or a copy thereof, does not include the right of publication without the written consent of Masterworks. This Appraisal Report, or any part thereof, including the identity of the Masterworks Appraiser(s), shall not be made public through advertising, public relations, news releases, sales, or other distributive or information media without the written consent of Masterworks.

Copies of this Appraisal Report and written and electronic notes pertaining to the appraisal assignment will be kept in the offices of Masterworks for a minimal period of five (5) years after the date of issue or two (2) years after final disposition of any judicial proceedings involving the Masterworks Appraiser(s), whichever period expires last. Masterworks makes every effort to store records pertaining to the Appraisal in a safe and secure environment. However, Masterworks is not responsible for acts of nature, war, terrorism, or other unexpected catastrophes which may affect the safekeeping of this Appraisal Report.

All matters regarding the duties, responsibilities, and liabilities of the Masterworks Appraiser(s) are in accord with the Valuation Standards and Professional Practices as outlined by the Appraisal Foundation in the 2020-2021 Uniform Standards of Professional Appraisal Practice and the Principles of Practice and the Code of Ethics of the Appraisers Association of America.

Submission of this Appraisal Report concludes this appraisal assignment.

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Appraisal Terminology and Definitions

Appraisal: As defined in the Uniform Standards of Professional Appraisal Practice (USPAP), “the act or process of developing an opinion of value; an opinion of value.” According to the USPAP, value can “be numerically expressed as a specific amount, as a range of numbers, or as a relationship (e.g., not more than, not less than) to a previous value opinion or numerical benchmark (e.g., assessed value, collateral value).” It should be noted that the USPAP states that using any other term for an appraisal does not remove the work from being in compliance with USPAP; it is an appraisal if an opinion of value is given.

Buyer’s Premium: The percentage of the bid or “hammer” price paid by the buyer to the auction house when purchasing an item. The fee usually ranges between 5% and 25% of the hammer price.

Bought In (BI): Occurs at auction when an object does not meet its reserve price and fails to sell.

Catalogue Raisonné: A scholarly catalogue that should include all the known works of an artist or all of his or her known works in a specific medium at the time of the catalogue’s compilation. Essential information identifying the works is included, making the catalogue a definitive reference book.

Certificate of Authentication/Authenticity: An official document that certifies that the piece in question is correct, of the period, and by the artist designated. Some states (including New York) require specific information be included on a certificate of authentication.

Clear Title: Refers to ownership of property that is free from encumbrance, obstruction, burden or limitation.

Comparables: Those objects selected by the appraiser as being similar to one being appraised. An examination and analysis of sales figures for similar works or comparable objects allows the appraiser to arrive at an appraised value for the object under consideration.

Condition: Term referring to the physical state of a property and must be noted in an appraisal document.

Conservation: The treatment and preventive care of an object so that its condition does not deteriorate and will remain stable; the preservation of a work of art involving careful maintenance and protection of an object, using materials and procedures that will have no adverse effect on it.

Cost Approach: A valuation approach used to determine the value of an object based upon the cost of re-creating the identical piece. This approach may be applied to the decorative arts when the methods of construction or materials used are replicable.

Hammer Price: The actual (final) bid price at auction; it does not include the buyer’s premium.

Hypothetical Conditions: According to USPAP, those conditions that are contrary to the conditions that actually exist, but are supposed for the purpose of reasonable analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal or economic characteristics of a subject property or about conditions external to the property, such as the market conditions or trends, or about the integrity of data used in an analysis. Appraisals of damaged or destroyed objects employ hypothetical conditions. A hypothetical condition may be used in an assignment only if 1) the use of the hypothetical condition is clearly required for legal purposes, for purposes of reasonable analysis or for purposes of comparison; 2) the use of the hypothetical condition results in a credible analysis; and 3) the appraiser complies with the disclosure requirements set forth in USPAP for hypothetical conditions.

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Income Approach: A valuation approach used to determine the value of a work of art or object that will be used to generate future income. This is most often done through leasing, rental or the creation of reproductions but not through a one-time only sale with transfer of title and/or copyright.

Market Analysis: The study of market conditions for a specific type of personal property; sometimes both the retail and wholesale markets must be examined and analyzed.

Medium: 1.) The material from which an object or artwork is made or on which it is produced; it may include paper, canvas, board, cel (acetate), bronze; 2.) The specific tool and material used by an artist; e.g., brush and oil paint, chisel and stone; 3.) The mode of expression used by an artist; e.g., painting, sculpture, graphic arts, etc.; 4.) A liquid that may be added to a paint to increase its manipulability without decreasing its adhesive, binding or film forming properties.

Most Appropriate Market or Marketplace: The venue in which an appraiser determines that an object can be sold most easily and at the highest price. In the case of personal property, when comparables are scarce, it frequently references the most appropriate market, which can be a combination of auction and private gallery sales.

No Commercial Value (NCV): A term that usually refers to an object or a group of objects, usually in estate situations, for which it is not reasonable to assign a monetary value; for example, a mattress and a box spring.

Offering Amount: For Masterworks’ purposes, the aggregate total value of all Class A shares in a given Artwork as reflected in the final offering circular filed with the SEC.

Original Cost: Also known as the historical cost or the cost of acquiring an item of personal property.

Offering Date: For Masterworks’ purposes, the date at which the final offering circular is filed with the SEC.

Personal Property: Defined by USPAP as “identifiable, tangible objects that are considered by the general public as being “personal”; for example, furnishings, artwork, antiques, gems and jewelry, collectibles, machinery and equipment.”

Primary Market: A market created either by the maker or the maker’s agent when an object is sold for the first time, usually in galleries or stores. The secondary market is the venue for the sale of an object between a seller and a buyer when neither of them have participated in the creation or initial sale of the object. In the instance of multiples, a valid secondary market cannot exist while the maker or his agent retains a supply of the original offering.

Primary Source: Material, used in research and data comparisons, that is gathered from first-hand witnesses and includes auctions attended, galleries, art fairs and stores visited as well as actual comparables witnessed by the appraiser.

Provenance: The history of an object that may include its past ownership as well as its exhibition and catalogue history.

Qualified Appraisal: An appraisal will be treated as a qualified appraisal within the meaning of IRS Code §170 (f)(11)(E) if the appraisal complies with all the requirements of §1.170A-13(c) of the existing regulations (except for the extent the regulations are inconsistent with § 170 (f)(11)), and is conducted by a qualified appraiser in accordance with generally accepted appraisal standards. See sections 3.02(2) and 3.03 of Notice 2006-96. An appraisal will be treated as having been conducted in accordance with generally accepted appraisal standards within the meaning of §170 (f)(11)(E)(i)(II) if, for example, the appraisal is consistent with the substance and principles of the Uniform Standards of Professional Appraisal Practice (“USPAP”).

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Qualified Appraiser: (1) Appraisal designation. An appraiser will be treated as having earned an appraisal designation from a recognized professional appraiser organization within the meaning of §170 (f)(11)(E)(ii)(I) if the appraisal designation is awarded on the basis of demonstrated competency in valuing the type of property for which the appraisal is performed. (2) Education and experience in valuing the type of property. An appraiser will be treated as having demonstrated verifiable education and experience in valuing the type of property subject to the appraisal within the meaning of §170 (f)(11)(E)(iii)(1) if the appraiser makes a declaration in the appraisal that, because of the appraiser’s background, experience, education and membership in professional associations, the appraiser is qualified to make appraisals of the type of property being valued. (3) Minimum education and experience. An appraiser will be treated as having met minimum education and experience requirements within the meaning of §170 (f)(11)(E)(iii)(1) if the appraiser has successfully completed college or professional level coursework that is relevant to the property being valued, has obtained at least two years of experience in the trade or business of buying, selling, or valuing the type of property being valued, and has fully described in the appraisal the appraiser’s education and experience that qualify the appraiser to value the type of property being valued.

Recto: The front side of a painting.

Sales Comparison Approach: the most commonly applied valuation approach when appraising personal property, in which appraised value is based on achieved prices for similar works by the same artist or artisan of equal standing and related reputation (alternatively called Comparative Market Data Approach, Market Data Approach or Comparable Market Data Approach.)

Secondary Market: Refers to the marketplace in which a used object is bought and sold. Once an item is no longer available from the original source, it is considered a secondary market item. The term usually refers to the auction market and is in no way associated with the value or the condition of the object. The secondary market is the venue for the sale of an object, through an auction or a gallery, between a seller and a buyer, neither of whom has participated in the creation or initial sale of the object. In the instance of multiples, a valid secondary market cannot exist while the maker or his agent retains a supply of the original offering.

Secondary Source: an article or book that discusses information that was first presented somewhere else. Examples of secondary sources utilizing exact primary sources in research and data comparison are Artnet, ArtFact, P4a, Gordonsart, Art-Sales-Index, newel.com and other internet research tools.

Seller’s Premium or Seller’s Commission: The percentage of the bid or “hammer” price paid by a seller to an auction house when selling an item. The fee ranges from nothing to 35 percent and may be more negotiable than the buyer’s premium.

Statement of Assumptions & Limiting Conditions: Terms or concepts generally linked together in most appraisals. An assumption is that which is taken to be true. An extraordinary assumption is an assumption, directly related to a specific assignment, that, if found to be false, could alter the appraiser’s opinions or conclusions. A limiting condition refers to the conditions that limit the appraiser’s examination or research of the appraised items and the appraisal assignment. Hypothetical conditions are those that are contrary to what exists, but are supposed for the purpose of analysis.

Uniform Standards of Professional Appraisal Practice (USPAP): The appraisal standards covering the development and communication of appraisers’ opinions and conclusions published by the Appraisal Standards Board of The Appraisal Foundation. First published in 1987, these standards apply to all disciplines of appraising.

Verso: The backside of a painting.

Work Size: The dimensions of works on panel or board. When the word “sight” is used in conjunction with worksize, it refers to the dimensions of the visible image of the work.

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